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                            February 7, 2023

       Yi Zhang
       Chief Executive Officer
       Zhangmen Education Inc.
       No.1666 North Sichuan Road
       Hongkou District , Shanghai 200080
       People   s Republic of China

                                                        Re: Zhangmen Education
Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
January 17, 2023
                                                            File No. 001-40455

       Dear Yi Zhang:

              We have reviewed your January 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 23, 2022 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 3. Key Information, page 1

   1. We note your response to comment 9 and reissue in part. Additionally, we note your proposed revised
disclosure continues to only generally describe the new or proposed laws and regulations but
does not evaluate how the company will actually be impacted by the new or proposed laws
and regulations. Please revise to clarify and specifically address if you believe you will be
subject to a cybersecurity review. To the extent you do not
                                                        believe you will be
subject to a cybersecurity review, discuss how you came to that conclusion including
the underlying facts and circumstances which support that
                                                        determination. Please
revise as applicable so investors can clearly understand how these new or proposed laws
and regulations will impact the company and its business and any
 Yi Zhang
Zhangmen Education Inc.
February 7, 2023
Page 2
      future offerings.
Material Licenses and Permits, page 2

2. We note your response to our prior comment 11 and reissue in part. Please revise to name your PRC Legal Counsel.
       Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any questions.



                                                         Sincerely,
FirstName LastNameYi Zhang
                                                         Division of
Corporation Finance
Comapany NameZhangmen Education Inc.
                                                         Office of Trade &
Services
February 7, 2023 Page 2
cc:       Li He
FirstName LastName